Christopher V. Vitale
215.963.5289
cvitale@morganlewis.com
December 31, 2008
VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

Attention:	John Reynolds Assistant Director Division of Corporation Finance

Re:	BMP Sunstone Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008, and September 30, 2008 File No. 001-32980
Dear Mr. Reynolds:
On behalf of BMP Sunstone Corporation (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 4, 2008 to Fred M. Powell with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 and Forms 10-Q for the fiscal quarters ended March 31, 2008, June 30, 2008, and September 30, 2008.
In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses to the Staff’s comments.
Where indicated below, the Company will include changes to the respective disclosures in an amendment to the Form 10-K for the fiscal year ended December 31, 2007 or Form 10-Q for the fiscal quarter ended March 31, 2008, which the Company will file following the completion of the Staff’s review of the Company’s filings contained in this response letter.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

Form 10-K for Fiscal Year Ended December 31, 2007
Item 9A, Controls and Procedures, page 44
1.	We note management’s conclusion that your disclosure controls and procedures were “functioning effectively.” Management’s conclusion should include a statement as to whether or not the disclosure controls and procedures are effective. With a view to disclosure, advise us whether management’s conclusion is that your disclosure controls and procedures are effective.

Response: The Company supplementally advises the Staff that the conclusion of the management of the Company is that disclosure controls and procedures are effective. The Company plans on clarifying this reference in future Forms 10-K.
Part III
Item 11 Executive Compensation incorporated by reference from definitive proxy statement on Schedule 14A filed April 2, 2008
2.	We note your footnote disclosure on page 22. It appears that you have not provided quantitative disclosure of all of the terms of the necessary targets to be achieved for your named executive officers to earn their non-equity incentive plan compensation. As a non-exclusive example, we note the reference the “financial . . . goals on which [Mr. Gao’s] compensation was based.” In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response: In response to the Staff’s comment, the Company plans on providing in future Forms 10-K or definitive proxy statements, as applicable, additional detail regarding the specific performance targets used to determine incentive amounts for its named executive officers.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

Part IV
Exhibits
Certifications required under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934
3.	We note that your certifications required by Exchange Act Rule 13a-14(a) do not conform to the certification set forth in Item 601(b)(31) of Regulations S-K. See paragraphs 1, 4, and 4(d) of Item 601(b)(31). Please file an amendment to the Form 10-K that includes new, corrected certifications.

Response: In response to the Staff’s comment, the Company will file at the completion of the Staff’s review an amendment to the Form 10-K for the fiscal year ended December 31, 2007 that includes certifications that conform to the certification set forth in Item 601(b)(31) of Regulations S-K.
Forms 10-Q for the quarters ended March 31 and June 30, 2008
Part 1
Item 4, Controls and Procedures
4.	We note disclosure in your Form 10-K for the fiscal year ended December 31, 2007 and in your Forms 10-Q regarding a material deficiency at your recently acquired subsidiary, Hong Kong Health Care. With a view to disclosure, and in light of the material deficiency and related remedial efforts at the acquired company, please advise us of the basis for disclosing in your quarterly reports that there has been no change to your internal control over financial reporting that has materially affected your internal control over financial reporting. See Q&A No. 3 from Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, available at http:/www.sec.gov/info/accountants/controlfaq.htm.

Response: In response to the Staff’s comment, the Company will file at the completion of the Staff’s review an amendment to the Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 that will clarify that, other than the disclosed material deficiency and related remedial efforts at Hong Kong Health Care, there has been no change in the Company’s internal control over financial reporting that has materially affected its internal control over financial reporting.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

Form 10-Q/A for Fiscal Quarter Ended March 31, 2008
Part IV
Exhibits
Certifications required under Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934
5.	We note that paragraph 4(d) of your certifications required by Exchange Act Rule 13a-14(a) refers to your “fourth fiscal quarter.” Please file an amendment to the Form 10-Q that includes certifications with paragraph 4(d) referring to the appropriate fiscal quarter.

Response: In response to the Staff’s comment, the Company will file at the completion of the Staff’s review an amendment to the Form 10-Q for the fiscal quarter ended March 31, 2008 that includes certifications with paragraph 4(d) referring to the appropriate fiscal quarter.
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17
Liquidity and Capital Resources, page 19
Cash Flow, page 19
6.	We note your description of notes receivable included at Note 1, Basis of Presentation, and within your Cash Flow analysis stating these notes having maturities of six months or less. Please tell us why a sufficient amount of notes receivable will not be able to be converted into cash and transferred to a U.S. bank account in order to pay the outstanding principal and interest due on your Senior Secured Debt on May 1, 2009. Explain to us why your entire notes receivable balance is appropriately classified as a current asset. Please add footnote disclosure describing the limitations of these funds with regards to your ongoing capital requirements.

Response: The Company supplementally advises the Staff that the Company properly classifies the notes receivable balance as current assets as all notes receivable when entered into have a maturity of 180 days or less. In addition, the Company does not believe a sufficient amount of notes receivable will be available to convert into cash and transfer to a U.S. bank account to pay the outstanding principal due on the $23 million Senior Secured Debt due May 1, 2009. In total, the cash and notes receivables of the Company at September 30, 2008 were $19.3 million which is less than the $23 million Senior Secured Debt which comes due in May 2009. In addition, during the first nine months of 2008, the Company had used $5.4 million for operations and this negative cash position is expected to continue in 2009. The Company is not generating positive cash

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

flow from operations and therefore a portion of the cash and notes receivable will be required for business operations.
In addition, China restricts the amount of cash (and other assets) that is legally permitted to be sent to the U.S. by a subsidiary of the Company formed under Chinese law. This restriction is based upon the subsidiary having scheduled registered capital injected into its business sufficient for the subsidiary’s operational requirements. Once this restriction is met, the Company is able to distribute to the U.S. any cash (or other assets) resulting from the profits of these subsidiaries generated during the Company’s ownership of the subsidiary, subject to a withholding tax of 5% and a required retention of 10% of after-tax profits as a surplus reserve (until such time as the surplus reserve equals 50% of the registered capital of the subsidiary). Cash (or other assets) held by the Company’s Chinese subsidiaries that are attributable to profits generated prior to the ownership by the Company of these subsidiaries is not allowed to be transferred to the U.S., but such cash (or other assets) is allowed to be used by the subsidiaries for operations within China.
Based on the guidelines above, only one of the Company’s Chinese subsidiaries, Sunstone Pharmaceutical Co., Ltd., is eligible to transfer cash (or other assets) to the U.S. Since Sunstone Pharmaceutical Co., Ltd. has achieved the required retention for their surplus reserve, 95% of its profits, or approximately $11 million, can be distributed to the U.S.
The Company plans on providing in future Forms 10-K and Forms 10-Q additional information regarding restrictions on the Company transferring cash from China to the U.S.
7.	We note that you are reviewing alternative financing arrangements for the repayment of your Senior Secured Debt because you do not have funds available to repay the $23M outstanding principal and interest due May 1, 2009. Please revise to more comprehensively describe your potential financing options, including the risks and uncertainties of each option considered, the amount expected to be refinanced, and the amount of notes receivable available for payment, if any. Further, please address the limitations caused by your continued use of cash flows in operating activities and the challenges of the current lending environment.

Response: In response to the Staff’s comment, the Company plans on providing in future Forms 10-K and Forms 10-Q additional detail regarding its potential financing options, including the risks and uncertainties of each option considered, the amount expected to be refinanced, and the amount of notes receivable available for payment, if any, and the limitations caused by its continued use of cash flows in operating activities and the challenges of the current lending environment.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

The Company supplementally advises the Staff that the Company is reviewing alternative financing arrangements for the repayment of the $23 million outstanding principal amount of Senior Secured Debt, including entering into an amendment to extend the maturity date of the Senior Secured Debt or paying the amounts due under the debt using funds obtained from a debt or equity financing or using funds transferred from the Company’s operations in China to the U.S.
Extension of Maturity Date. It is the Company’s objective to come to an agreement with the holders of the Senior Secured Debt to extend the full amount of the $23 million outstanding principal amount for an additional 18 to 36 months and therefore not be required to repay the debt as of May 1, 2009. The Company is not certain as to the amount of Senior Secured Debt which the holders will ultimately agree to extend.
Debt or Equity Financing. With respect to any Senior Secured Debt that is not able to be extended, the Company is considering, and has had preliminary discussions with financial advisors regarding, the issuance of new debt and equity to raise additional capital for the repayment of the $23 million Senior Secured Debt. However, since the majority of the Company’s shareholders are based in the U.S. and since the U.S. markets have not been recently active with new equity or debt issuances, the Company is uncertain if it will be able to complete a debt or equity financing.
Available Funds. With respect to any Senior Secured Debt that is not able to be extended and that is not able to be repaid from the proceeds of a possible financing, the Company expects to transfer available funds from China to the U.S. for payment of the remaining portion of the debt. The use of available funds to repay the remaining portion of the Senior Secured Debt may require the Company to modify its growth plan and use any available funds following such repayment to sustain its current business operations.
Other
8.	Please refer to the Form 10-K/A for the fiscal year ended December 31, 2007 filed May 7, 2008. We note that only the registrant signed your filing. Please re-file the exhibits referenced in the explanatory note on page 2 with an amendment to the Form 10-K. See Rule 12b-15 under the Securities Exchange Act of 1934 and General Instruction D to Form 10-K.

John Reynolds, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
December 31, 2008

Response: In response to the Staff’s comment, the Company will file at the completion of the Staff’s review an amendment to the Form 10-K for the fiscal year ended December 31, 2007 including the exhibits referenced in the explanatory note on page 2 of the Form 10-K/A for the fiscal year ended December 31, 2007 filed May 7, 2008 in compliance with Rule 12b-15 under the Securities Exchange Act of 1934 and General Instruction D to Form 10-K.
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This confirms that the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please feel free to contact me at (215) 963-5289 or Joanne R. Soslow at (215) 963-5262.
Very truly yours,
/s/ Christopher V. Vitale
Christopher V. Vitale
enclosures

cc:	David Gao Fred Powell Joanne R. Soslow